

SE 16014014

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SEC FILE NUMBER
8 - 69018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CCB International Overseas (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Steinberg (212) 575-5580
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name -- *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Steinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCB International Overseas (USA) Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCB International Overseas (USA) Inc.

Statement of Financial Condition
December 31, 2015

CCB International Overseas (USA) Inc.
Index
December 31, 2015

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
CCB International Overseas (USA) Inc.

We have audited the accompanying statement of financial condition of CCB International Overseas (USA) Inc. as of December 31, 2015. This financial statement is the responsibility of CCB International Overseas (USA) Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CCB International Overseas (USA) Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 22, 2016

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

CCB International Overseas (USA) Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	1,267,172
Securities owned, at fair value		27,905,360
Short term investments		1,000,000
Interest receivable		447,274
Due from affiliates		43,174
Fixed assets, net		99,696
Prepaid expenses		36,846
Total assets	$	30,799,522
Liabilities and Stockholder's Equity		
Accrued expenses	$	51,531
Due to affiliate		20,593
Taxes payable		19,023
Accounts payable		21,040
Total liabilities		112,187
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized;		
10,000 shares issued and outstanding		100
Additional paid-in capital		34,119,900
Accumulated deficit		(3,432,665)
Total stockholder's equity		30,687,335
Total liabilities and stockholder's equity	$	30,799,522

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

CCB International Overseas (USA) Inc. (the "Company") was incorporated in Delaware on September 19, 2011. On June 28, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Prior to obtaining its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is ultimately a wholly-owned subsidiary of CCB International (Holdings) Limited in Hong Kong, which is also ultimately a wholly-owned subsidiary of China Construction Bank Corporation in China.

The Company has authority from FINRA to engage in the following activities: (1) solicitation of investors in connection with secondary market placements of Hong Kong-listed and regional securities (equity and debt) as agent; (2) provide "chaperone" services to one or more non-US affiliated broker-dealers in accordance with Securities & Exchange Rule 15a-6(a)(3), including acting as broker in secondary market transactions in non-US-listed securities for US institutional investors, which transactions may be executed and settled by a non-US broker-dealer affiliate of CCBIO (USA); (3) provide merger and acquisition advisory services; and (4) distribute research, related to non-US securities, of an affiliate.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk
The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these instruments.

As of December 31, 2015, the Company maintained its cash balance of $1,256,673 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company maintained $10,499 of its cash balance which is not FDIC insured in a demand deposit bank account with China Construction Bank New York Branch ("CCBNY"), an affiliate of the Company. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Short-Term Investments
Short-term investments are made up of a time deposit held with CCBNY with original maturities of greater than ninety days, but less than one year.

Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight line method over the estimated useful lives of the assets. The estimated useful lives of the assets are 3 years for computers and software, and 5 years for furniture and equipment. The estimated useful life of the leasehold improvements is based on the life of the office sublease which is 93 months at the inception of the lease, which is the lesser of their useful lives or the term of the lease.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Fair Value Measurement
Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis and are recorded on a trade date basis. Unrealized gains and losses are reflected on the statement of operations.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value of Investments

As of December 31, 2015, securities owned are bonds stated at fair value and amount to $27,905,360. These investments are held by the affiliated custodian CCB International Securities Limited.

The fair values of the bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The time deposit included in short-term investments is carried at fair value as the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in this instrument. The fair value of the time deposit is considered to be Level 2 on the fair value hierarchy.

The Company did not have any assets that are reported in Level 3 at December 31, 2015. Additionally, there were no transfers between level 1 and level 2 during the year ended December 31, 2015.

4. Property and Equipment

Details of property and equipment at December 31, 2015 are as follows:

Computers and software	$ 7,590
Fumiture and fixtures	66,237
Leasehold improvements	133,128
	206,955
Less: accumulated depreciation	(107,259)
	$ 99,696

5. Commitments

Effective September 2012, the Company entered into a sublease for office space with CCBNY which expires in May 2020. Future minimum annual payments under this operating sublease agreement are as follows:

	Total Commitments
2016	$ 151,681
2017	151,681
2018	151,681
2019	151,681
2020	63,201
	$ 669,925

6. Related Party Transactions

Other Income
The Company earned revenues for market commentary services provided to CCB International (Holdings) Limited. At December 31, 2015, $39,000 was outstanding and included in due from affiliates on the statement of financial condition.

Commission Income
The Company earned revenues for clearing services provided to CCBIS. At December 31, 2015, $4,174 was outstanding and reported in due from affiliates on the statement of financial condition.

Service Agreement and Due to Affiliate
Pursuant to a service agreement, CCBNY provides various services and other operating assistance to the Company. These services include personnel, professional consultants, physical premises, utilities, the use of office equipment, insurance, subscriptions, and other general and administrative services. As of December 31, 2015, the Company owed CCBNY $20,593 and this payable is classified as due to affiliate in the statement of financial condition.

7. Income Taxes

At December 31, 2015, the Company has a federal net operating loss carry forward ("NOL") of approximately $3,333,000 for federal and New York State and New York City income tax purposes. The net operating loss carry forward expires commencing 2031 through 2035. The Company's net deferred tax assets before valuation allowance was approximately $1,535,000, primarily as a result of net operating losses and amortization of start-up costs, partially offset by the deferred tax liabilities related to depreciation of fixed assets. As of December 31, 2015, the Company has recorded a full valuation allowance against the net deferred tax assets since it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased from $1,239,000 to $1,535,000.

As of December 31, 2015, the Company did not have any uncertain tax positions and the Company's income tax returns for the tax years 2012, 2013 and 2014 are subject to examination by tax authorities.

8. Employee Retirement Plan

The Company's employees participate, to the extent they meet minimum requirements, in a voluntary defined contribution plan (the "Plan") sponsored by China Construction Bank.

9. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's net capital was $1,144,486, which was $894,486 in excess of its minimum requirement of $250,000.